# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aligos Therapeutics, Inc., CIK 0001799448
CUSIP: 01626L204
Title of class of securities: Common Stock, par value, $0.0001 per share
Address of issuer's principal executive offices: One Corporate Drive, 2nd Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001453072

## Reporting persons
- Alyeska Investment Group, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 530,000; sole dispositive power 0; shared dispositive power 530,000; aggregate amount beneficially owned 530,000 (9.99% of the class)
- Alyeska Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 530,000; sole dispositive power 0; shared dispositive power 530,000; aggregate amount beneficially owned 530,000 (9.99% of the class)
- Anand Parekh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 530,000; sole dispositive power 0; shared dispositive power 530,000; aggregate amount beneficially owned 530,000 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Aligos Therapeutics, Inc.
Address of issuer's principal executive offices: One Corporate Drive, 2nd Floor, South San Francisco, California 94080

## Item 2. Person Filing
Name of person filing:
(i) Alyeska Investment Group, L.P.
(ii) Alyeska Fund GP, LLC
(iii) Anand Parekh
Address of principal business office or, if none, residence:
(i) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(ii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(iii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
Citizenship:
(i) Alyeska Investment Group, L.P. - Delaware
(ii) Alyeska Fund GP, LLC - Delaware
(iii) Anand Parekh - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 530,000
Percent of class: 9.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 530,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 530,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Item 4. Ownership:
The reporting persons are the beneficial owners of 412,000 shares of Common Stock of the Issuer and Warrants of up to 352,472 shares of Common Stock issuable following conversion of the Warrants as of March 31, 2025. However, per their terms, the Warrants can only be exercised into such number of shares that would constitute 9.99% of the total number of Common Stock of the Issuer outstanding immediately after giving effect to the issuance of shares of Common Stock, upon exercise of this Warrant by the Holder. Accordingly, as of March 31, 2025 the reporting persons may only exercise up to 118,000 shares of Common Stock under the Warrant Agreement, and as such, is reporting beneficial ownership of only such number of shares. The percentage calculation assumes that there are currently 5,314,311 outstanding shares of Common Stock of the Issuer, based on the Issuer's Form DEF 14A filed with the Securities and Exchange Commission on April 28, 2025.

## Signatures
- Alyeska Investment Group, L.P.: Jason Bragg, Jason Bragg / Chief Financial Officer (05/15/2025)
- Alyeska Fund GP, LLC: Jason Bragg, Jason Bragg / Chief Financial Officer (05/15/2025)
- Anand Parekh: Anand Parekh, Anand Parekh / Self (05/15/2025)